Exhibit 99.8

REMUNERATION POLICY DIRECTORS

Introduction

This Remuneration Policy ~~Management Board~~ governs the compensation of the members of the Board of Directors (the “Board”) of Merus N.V. (the “Company”).

~~Abbreviations~~

In this Remuneration Policy the following abbreviations have been used:

CC:	The Compensation Committee of the ~~Supervisory~~ Board
STI:	Short term incentive
LTI:	Long term incentive

~~This Remuneration Policy was adopted by the General meeting of Shareholders on [May 24, 2017] and governs the compensation of the Management Board.~~

The compensation of the ~~Management~~members of the Board (“Directors”) is determined by the ~~Supervisory~~ Board with due observance of this Remuneration Policy, the Company’s Articles of Association and Dutch law. ~~The Compensation Committee~~Executive directors on the Board (“Executive Directors”) shall not participate in the decision-making concerning the compensation of the Executive Directors. The CC has been established by the ~~Supervisory~~ Board to assist in matters relating to, and to make proposals for, the remuneration of the ~~Management Board.~~ Directors. The CC shall prepare its proposals relating to the compensation of the Directors in accordance with this Remuneration Policy and any such proposal shall cover the compensation structure, the amount of the fixed and variable compensation components, the performance criteria used, the scenario analyses that have been carried out and the pay ratios within the Company and its business. When making a proposal relating to the compensation of the Directors, the CC shall take note of their views with regard to the amount and structure of their respective compensation.

Remuneration Principles

The execution of the Company’s ~~Strategy~~strategy is the responsibility of the ~~Management~~ Board. The ~~Supervisory Board holds the members of the Management Board accountable~~Board is responsible for the successful delivery of the Company’s ~~Strategy~~strategy, through the use of the performance metrics in the Company’s variable compensation plans. Consequently, the ~~Supervisory~~ Board’s outlook is that the variable compensation component should be directly linked to the Company’s strategic objectives, i.e. for example financial and non-financial performance measures, individual performance objectives and Company milestones. Under the Remuneration Policy, variable compensation shall be focussed on sustainable performance.

The Remuneration Policy is designed based on the following principles.

•	Compensation elements:

•	For the Executive Directors

•	~~•~~ Annual ~~Base~~base salary

•	~~• Short Term Incentive~~STI (annual cash bonus)

•	LTI

•	~~Long Term Incentive~~For the non-executive directors on the Board (“Non-Executive Directors”)

•	Annual base salary with additional annual retainers (where relevant)

•	LTI

•	Flexibility: the Remuneration Policy should provide flexibility to allow the ~~Supervisory~~ Board, acting on the recommendation of the ~~Compensation Committee~~CC, to reward the ~~Management Board~~Directors in a fair and equitable manner~~;~~. The Remuneration Policy should drive the right kind of ~~management~~ behaviour, discourage unjustified risk taking and minimise any gaming opportunity.

•	~~Management Board’s compensation~~Compensation (excluding benefits and pension) should be linked directly to the Company’s performance, taking into account not only the measurable financial performance of / or milestones achieved by the Company, but also, where appropriate, the efforts made by the ~~Management Board~~Directors in managing the Company~~;~~.

•	The design of the Remuneration Policy should ensure compliance with current legislation applicable in the Netherlands~~;~~.

•	This Remuneration Policy shall foster alignment of interests with shareholders~~;~~.

•	The pension of the ~~Management Board~~Directors shall be based on the defined benefit system~~;~~.

Overview of Compensation Components

The Remuneration Policy consists of the following key elements:

Compensation Component & Description	Objective
Annual Base Salary

Fixed cash compensation based on level of responsibility and performance and, for Non-Executive Directors, additional annual retainers in case they have perform specific roles on the Board or Board committees	•	Compensate for performance of day-to-day activities.

Short Term Incentive (STI)	•	Compensation of prior year’s corporate and/or individual performance
Reward paid in cash for performance in the preceding financial year, measured against corporate and/or individual performance (see below)

Long Term Incentive (LTI)

2016 Incentive Award Plan (for Executive Directors) and the Non-Executive Director Compensation Program (for Non-Executive Directors)	•	Retention of ~~management~~ talent
	•	Incentive to perform
	•	Alignment to shareholders’ interests

Pension

Defined benefit plan (average salary)	•	Provide competitive post-retirement benefits

Remuneration Reference Group

The ~~Supervisory~~ Board has selected a remuneration reference group of companies that ~~reflect~~reflects the size, scope and competitive environment in which the Company operates. The level of the above compensation components ~~for the Management Board is~~are compared with this balanced group of companies selected based on the Biopharma and Life Sciences industry, research focus and size and geographical spread. The compensation levels ~~of the Management Board is~~are compared with compensation data of the following remuneration reference group:

Remuneration reference group

argenx	Aduro BioTech
Affimed	MacroGenics, Inc.
Molecular Partners	Xencor
ProQR Therapeutics N.V.	Five Prime Therapeutics
uniQure	Epizyme
Probiodrug	Dicerna Pharmaceuticals

If the Board believes that the above-mentioned remuneration reference group no longer appropriately reflects the size, scope and competitive environment in which the Company operates, the Board may revise the composition of such peer group from time to time at the proposal of the CC.

Annual Base Salary

The base salaries of the ~~Management Board~~Directors are determined by the ~~Supervisory~~ Board upon the recommendation of the ~~Compensation Committee~~CC. Base salaries are determined with due consideration of various factors, such as historic salary levels and responsibilities of the individual. The Company’s pay philosophy is to benchmark base salary levels to the market median of the above mentioned compensation reference group. The base salaries of the Non-Executive Directors consist of annual retainers and, where relevant, additional annual retainers which are determined by the Board upon the recommendation of the CC consistent with the Company’s Non-Executive Director Compensation Program.

Short Term Incentive (STI)

The CEO will be eligible for an annual bonus of up to 75% of the annual base salary for achievement of on target performance. Other ~~members of the Management Board~~Executive Directors will be eligible for an annual bonus of 50% of annual base salary for achievement of on target performance.

The annual bonus is determined by the ~~Supervisory~~ Board and may vary per ~~member of the Management Board. Members of the Management Board~~Executive Director. Executive Directors could be eligible for an annual bonus at the end of the financial year. The bonus is determined based on pre-determined quantified financial targets, non-financial/personal targets and Company milestones. The targets are set annually for the relevant financial year. The targets are pre-determined, assessable and supportive of the long term strategy and development of the Company. Achievement of the targets will be measured following the end of the relevant financial year.

The targets are derived from the Company~~’~~’s strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of the individual ~~member of the Management Board~~Executive Director. The targets are set annually by the ~~Supervisory~~ Board.

The Company does not disclose the actual financial, non-financial targets/personal targets and milestones as this is considered commercially and competitive sensitive information.

Long Term Incentive ~~(2016Incentive Award Plan)~~

The LTI for the ~~Management Board~~Executive Directors consists of a stock option plan (the 2016 Incentive Award Plan), which ~~will enter~~entered into force as per the date of the Company’s initial public offering. This plan provides for the grant of options to acquire ordinary shares in ~~Merus N.V.~~the Company’s capital, stock appreciation rights, restricted stock, restricted stock units or other stock or cash based awards. The ~~Supervisory~~ Board may select ~~members of the Management Board~~Executive Directors and award such grants. The number of stock options or other aforementioned awards to be granted will be (a) based on a fair value approach and (b) determined annually by the ~~Supervisory~~ Board.

The LTI for the Non-Executive Directors is part of the Company’s Non-Executive Director Compensation Program. This plan provides for the grant of options to acquire ordinary shares in the Company’s capital. The number of options to be granted to Non-Executive Directors under this plan will be determined on the basis of the terms and conditions applicable to such plan from time to time.

Pensions

The Executive Directors may be eligible for such post-retirement income and/or other pension-related contributions or benefits as determined by the Board from time to time. Retirement benefits under the defined benefit plan (average salary) is set in the context of ~~the~~ annual base salary ~~for each member of the Management Board~~ taking into account the relevant country’s competitive practice, tax and legal environment.

~~Service conditions applicable to the Management Board~~

~~The following policy statements are included in the existing management employment agreements of the Management Board members.~~

Adjustments

The LTI plan with respect to ~~Management Board members~~Executive Directors provides for an adjustment clause stipulating the discretionary authority of the ~~Supervisory~~ Board to adjust upwards or downwards the pay out of any variable compensation component conditionally granted if such component would produce an unfair or unintended result as a consequence of extraordinary circumstances during the period in which the pre-determined performance criteria have been or should have been achieved. The LTI plan with respect to Non-Executive Directors provides for an annual increase mechanism. In each case, the LTI plans are subject to the relevant claw-back or bonus adjustment provisions as provided by applicable law.

Severance arrangements

~~No specific severance arrangements for the Management Board members have been made.~~ The Directors may be eligible for such severance payment upon termination of office as determined by the Board from time to time, taking the applicable recommendations under the Dutch Corporate Governance Code into consideration.

Loans

The Company does not grant any loans, guarantees or advance payments to ~~any of the members of the Management Board~~the Directors.